AMERICANA PUBLISHING, INC.
303 San Mateo NE, Suite 104A
Albuquerque, New Mexico 87108

August 19, 2005

Ms. Linda Cvrkel
Securities and Exchange Commission
450 5th Street NW
Washington, DC 20549

Re: Americana Publishing, Inc.
Form SB-2 Filed May 9, 2005
Form 10-KSB for the year ended December 31, 2004
Commission File #: 000-25783

Dear Ms. Cvrkel,

This letter is in response to your letter dated August 11, 2005, commenting on the following documents: Form SB-2 filed May 9, 2005 and Form 10-KSB for the year ended December 31, 2004.

Form 10-KSB for the year ended December 31, 2004 and Form SB-2 filed May 9, 2005

1. Liquidity and Capital Resources-We note from your response to comment 4 that you have reflected the accounting for the shares of restricted stock in the Form SB-2, however the disclosure appears only to be made in the notes to the financial statements. Please revise your filing to include the disclosure of the accounting for the shares of restricted stock in the MD&A section of the Form SB-2.

The disclosures of the accounting for the restricted shares have been included in the MD&A of the Form SB-2.

Financial Statements for the interim period ended March 31, 2005 included in Form SB-2 and Form 10-QSB for the quarter ended March 31, 2005

2. Note 7- Subsequent Event- Tell us and explain in Note 7 how the conversion terms of the $75,000 convertible note payable to Advantage Fund One LLC that was converted into 25,000,000 shares (at a conversion price of $.003) was determined. Please indicate in your response and in your revised disclosure whether this note provided for a beneficial conversion feature. If so, please disclose how it was accounted for in your financial statements. If not, please explain why.

Note 7 has been amended. The Advantage note had a beneficial conversion feature of a 25% discount on the lessor of the average of the three lowest closing bid prices over a 30 day period. The note was payable in 2 years, but in the mean time Americana Publishing Inc. defaulted on the note and no beneficial conversion cost was booked and would have been immaterial. The Advantage note was reduced by $75,000 for 25,000,000 shares of common stock. The reason for the conversion at this reduced price was that the note has been in default and the investor has been willing to convert on a basis which has not been detrimental to the company. This transaction and conversion rate was negotiated with the investor.

3. Note 8- Issuance of Restricted Stock- The disclosures in Note 8 which indicate that the 1,478,940 shares issued to Cornell Capital Partners were valued at $.03 or $44,368 are inconsistent with the disclosures provided in Item 2 of your Form 10-QSB which indicate the shares were valued at $.02 or $29,578. Also, the disclosure in Note 8 indicating that the 500,000 shares issued to Newbridge Securities were valued at $.03 or $15,000 are inconsistent with the disclosures in Item 2 which indicate the shares were valued at $.02 or $10,000. Please reconcile and revise these disclosures.

Item 2 “Changes in Securities” have been corrected to agree with Note 8.

4. Note 13- Convertible Debt- We note that you have revised the Form SB-2 to include a note disclosing information related to the conversion of notes payable into restricted stock, however, we do not believe that the disclosure clearly reflects the transactions. Please revise your disclosure to clearly present the entire transaction, beginning with the date that it occurred, the parties involved and the transaction that took place. Additionally, please tell us and include in your disclosure how you determined the value of the stock to be issued for the conversion of the $39,500 note payable.

On March 17, 2005, Jerry Ruther, a member of the board of directors agreed to convert his note of $39,500 into 3,650,000 shares of Americana Publishing Inc.'s restricted stock. This was not a convertible note, however, to benefit the company's balance sheet, the director elected to convert this obligation to shares of stock. The terms of this conversion were negotiated with the director.

5. Also, the disclosures in Note 13 are inconsistent with the disclosures provided in Item 2 of your Form 10-QSB. For example, Item 2 indicates that 500,000 shares valued at $.02 or $10,000 were issued for a note conversion, whereas, Note 13 indicates that 500,000 shares were converted at $.01 in accordance with the original agreement for a note conversion of $5,000. Similarly, Item 2 indicates that 3,650,000 shares valued at $.02 or $73,000 were issued for a note conversion, whereas, Note 13 indicates 3,600,000 shares was issued to convert a note for $39,500. Please reconcile and revise these disclosures.

Item 2 of Form 10-QSB has been corrected to match Note 13.

Financial Statements for the year ended December 31, 2004

6. Note 13- Acquisition of Coreflix, page F-25- We note from your response to comment 5 that you have added a note to the financial statements as of December 31, 2004 to describe the Coreflix transaction, however, the note does not appear to be appropriately descriptive of the transaction or include the disclosures required in paragraphs 51-55 of SFAS 141. Please revise your note to include details of the transaction such as the date of the acquisition, the purchase price, the percentage of voting interest acquired, the amount assigned to each major asset and liability of Coreflix, etc. See paragraphs 51-55 of SFAS No. 141. Your current disclosures appear to imply that management does not believe this acquisition transaction is material. However, we do not concur with this conclusion as the total consideration issued in this transaction was $120,000 or more that 10% of the Company’s total assets. Accordingly, please revise to include the requested disclosures. In addition, please revise your statement of changes in shareholders’ equity to provide separate disclosure of the shares issued in this acquisition transaction as it is currently unclear where this transaction has been reflected in your statement of changes in shareholders’ equity.

On April 1, 2004, Americana Publishing, Inc. acquired, for stock, the assets of Coreflix which included the web site and the rental library, which is comprised of extreme sports DVD’s. Americana Publishing, Inc. acquired the DVD rental library and web site for 6,000,000 shares of Americana Publishing, Inc. restricted common stock, with a market price of $.02 cents/share for at total value of $120,000. This value was assigned to the DVD rental library and is being depreciated over seven years. The sales for the year of 2003 was $53,985 with stockholders’ equity of $7,495 (unaudited).

The Coreflix acquisition was based on the future value of the web site productivity. The revenues were immaterial to the revenues produced by Americana Publishing, Inc. at the time. Also, the total amount of assets was immaterial based on the total market value of Americana Publishing Inc.’s audio masters. In addition, the stock issued was 144 restricted stock, which, by its nature, would be of less value due to the restriction on selling it.

In addition, since the DVD rental library was booked in April of 2004, it was part of Americana Publishing Inc.’s 2004 audit.

The acquisition of Coreflix is reflected in the “Statement of Shareholder Equity” under the classification “Issuance of Common Stock in exchange for assets.” However, during preparation of this statement, 12,000 shares valued at $31,319, were picked up as “Issuance of Common Stock to outside consultants in exchange for services rendered”, in error. This correction would result in a reduction to net loss of $31,319. With a net operating loss of $2,951,409 we feel this is immaterial adjustment.

Sincerely,

/s/ George Lovato

George Lovato
Chief Executive Officer